Exhibit 12.1
Computation of Earnings to Fixed Charges Ratio

	Years Ended December 31,
	2007	2006	2005	2004	2003
Net loss
Net loss before income taxes	$(26,576)	$(8,305)	$(15,191)	$(16,154)	$(15,091)
Fixed charges	668	4,356	5,586	5,061	847

Total	(25,908)	(3,949)	(9,605)	(11,093)	(14,244)

Fixed Charges
Interest expense on indebtedness and amortization of deferred financing costs	$199	$4,013	$5,311	$4,784	$565
Interest component of rentals (1)	469	343	275	277	282

Total	668	4,356	5,586	5,061	847

Deficiency of earnings available to cover fixed charges	$(26,576)	$(8,305)	$(15,191)	$(16,154)	$(15,091)

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest.

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